UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2004

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006

Metal Storm Proposal Selected by Defense Advanced Research Projects Agency
(DARPA)

BRISBANE, AUSTRALIA - 21 December 2004 – Metal Storm Limited (ASX trading code:
MST and NASDAQ Small Cap ticker symbol MTSX).

Metal Storm announced today that DARPA, the central research and development organisation for the US Department of Defense, has selected the company’s proposal titled ‘Metal Storm Weapons for Urban Environments’ for a contract award, subject to successful completion of contract negotiations.

This DARPA project is designed to provide a feasibility demonstration of a
Storm weapon mounted on an Unmanned Ground Vehicle (UGV) in direct support of troops in military operations in urban terrain (MOUT) scenarios.

The project design plan includes provision for the integration of Metal Storm weapons with sensors and targeting capabilities to allow the UGVs to act as the eyes and ears of the combat force when operating in hostile urban areas

Ian Gillespie, Metal Storm’s Acting Chief Executive Officer, said “This selection underlines the value to our company of the significant engineering technical effort that we have built up this year.  We are very pleased to have our technology proposal selected by DARPA in support of their effort to provide revolutionary warfighting improvements for the urban environment.

“One of Metal Storm’s primary technical and commercial objectives is to develop low pressure weapon products for use on unmanned vehicles.  Selection in this project will further advance the significant technical progress we have already made towards weaponising unmanned ground and air vehicles”, he said.

“We are already underway with our planning for this DARPA project and propose initiate discussions shortly with major defence contractors in relation to the provision of supporting integration packages which compliment our said Mr Gillespie.

The project contract details will be negotiated with DARPA shortly.  It is expected that the initial feasibility demonstration will be completed inside next 12 months.

Ends

www.metalstorm.com

http://www.arpa.mil/body/NewsItems/pdf/urban_ops_2.pdf (DARPA link)

Company Contact:  Media Contact:
Ian Gillespie          Stephanie Paul
Metal Storm Limited   Phillips Group
TEL: 07 3221 9733  TEL: 07 3230 5000
igillespie@metalstorm.com spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with an office in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC.  The Company has invented 100% electronic ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

About DARPA

The Defense Advanced Research Projects Agency (DARPA) is the central research and development organization for the Department of Defense (DoD). It manages directs selected basic and applied research and development projects for DoD, and pursues research and technology where risk and payoff are both very high where success may provide dramatic advances for traditional military roles and missions.
www.darpa.mil

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 03/09/05	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Compnay Secretary